

March 2, 2012

<u>Via E-mail</u>
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Form 10-K for fiscal year ended January 31, 2011**
> **Filed March 30, 2011**
> **File No. 1-4372**

Dear Mr. O'Brien:

We have reviewed your response dated February 23, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K as of and for the fiscal year ended January 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Critical Accounting Policies, page 41</u>

<u>Allowance for Projects Under Development, page 43</u>

1.   We note your response to prior comment 5. Please tell us how your accounting for your development costs by recording an allowance complies with paragraph 1 of ASC 970-360-40.

Financial Condition and Liquidity, page 68

2.   We note your response to prior comment 9. Please confirm for us that you will *separately* disclose capitalized internal costs for both development projects and leasing activity, as well as *specifically* quantifying the amount of salaries capitalized in each category for each period presented.

Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 101

K. Net Gain (Loss) on Disposition of Partial Interests in Rental Properties and Other Investment, page 130

University Park Joint Venture, page 130

3.   We note your response to prior comment 12. Please tell us how you determined it is appropriate to include HCN's 49% share of the nonrecourse mortgage debt, or $156,729,000, in the determination of the sales price; within your response, please reference the authoritative accounting literature management relied upon. Additionally, your response should include a discussion of the terms of the debt assumption. Also, please tell us how you considered the $30,989,000 that was used to pay closing and other transaction costs in the determination of the amount of 'Total cash received as a distribution'; within your response, please reference the authoritative accounting literature management relied upon.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Jennifer Monick

                                                Jennifer Monick
                                                Senior Staff Accountant